Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009. The shareholder meetings for the iShares Dow Jones U.S. Index Fund and iShares Dow Jones Transportation Average Index Fund were adjourned until November 19, 2009. The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposals 1 and 2.

Proposal 1
To approve a new investment advisory agreement between the Trust and BGFA, on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Dow Jones U.S.	4,398,499	223,225	270,436	1,112,100
Dow Jones U.S. Energy Sector	7,870,042	303,742	179,524	2,740,366
Dow Jones U.S. Healthcare Sector	4,695,705	92,925	206,697	1,158,302
Dow Jones U.S. Technology Sector	11,822,832	102,045	107,327	-
Dow Jones U.S. Telecommunications Sector	15,776,522	128,214	107,270	-
Dow Jones U.S. Utilities Sector	3,024,189	56,723	58,907	631,700
Dow Jones International Select Dividend	1,403,087	43,742	42,468	-
Dow Jones Select Dividend	35,754,950	2,507,786	1,060,386	6,123,159
Dow Jones Transportation Average	2,421,897	21,098	15,103	342,651

Proposal 2
To approve a change in the classification of the iShares Dow Jones U.S. Index Fund’s investment objective from a fundamental investment policy to a non-fundamental investment policy.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Dow Jones U.S.	4,224,787	376,753	290,620	1,112,100

Second Meeting

This proposal was approved by the shareholders of the Trust.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.